

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Gadi Levin
Chief Financial Officer
BriaCell Therapeutics Corp.
Suite 300 - 235 15th Street
West Vancouver, BC V7T2X1

> **Re: BriaCell Therapeutics Corp.**
> **Form 10-K for the Fiscal Year Ended July 31, 2022**
> **Filed October 28, 2022**
> **File No. 001-40101**

Dear Gadi Levin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences